Interim Report 2
26 Weeks Ended
December 30, 1994

Our economic results continued to improve in the second quarter with sales of $21,320,000 and net income of $339,000, compared to sales of $19,118,000 and a net loss of $93,000 for the comparable period of last year.

This fiscal year is progressing well with sales up 12 percent, and profits totaling $1,092,000, compared with a net loss of $392,000 for the first half of last year.

Our Electronics Division recently secured a power supply development program from SONY America for a new mass-data storage device. This is a new account and offers great long-term potential.

The Electronics Division also began shipping uninterruptible power supplies to AT&T. We expect this business to show solid growth over the next couple of years. While this program is currently North American based, the possibility exists of it soon expanding globally.

The consolidation and restructuring of our Aerospace Division is taking longer than we expected. We do, however, feel well positioned in the aerospace market, having just received several important contracts including the batteries and electronic charging system for the new Javelin anti-tank missile launcher.

Acme Transformer Division obtained ISO-9002 certification this past quarter. A great deal of effort went into achieving this. Having both of our commercial divisions now certified to ISO-9000 standards supports our plans to expand globally.

Orders from Siemens for new private-branded transformers are beginning to roll in. We are excited about being a supplier to Siemens and anticipate this business growing in the years ahead.

In summary, we are progressing on track and expect to report continued improvement over the balance of this fiscal year.


FOR THE BOARD OF DIRECTORS



Robert J. McKenna
Chairman and CEO

February 10, 1995
East Aurora, New York


The following tables set forth certain unaudited financial information for the twenty-six-week periods ended December 31, 1993, and December 30, 1994 (in thousands, except for per share data):

                                          CONSOLIDATED BALANCE SHEET

                                   Dec. 31, 1993  Dec. 30, 1994  June 30, 1994
Current Assets..................       $31,206       $34,469        $30,538
Fixed Assets and Other - Net....        20,759        18,180         17,016
  Total.........................       $51,965       $52,649        $47,554

Current Liabilities.............       $ 8,066       $ 9,780        $10,073
Long-Term Debt..................        24,103        27,059         22,915
Shareholders' Equity............        19,796        15,810         14,566
  Total.........................       $51,965       $52,649        $47,554

                                          CONSOLIDATED INCOME STATEMENT

                             13 Weeks  13 Weeks  26 Weeks  26 Weeks     F/Y
                              Ended     Ended     Ended     Ended      Ended
                             12/31/93  12/30/94  12/31/93  12/30/94  06/30/94
Net Sales...................  $19,118   $21,320   $38,362   $42,254   $76,233
Net Income (Loss)...........      (93)      339      (392)    1,092    (5,659)
Earnings (Loss) per share...    $(.02)     $.07     $(.08)     $.22    $(1.17)
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share   4,864,438 4,920,669 4,850,203 4,901,140  4,854,061